Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2007	2006	2005	2004	2003
Income/(loss) from continuing operations	$(9,642)	$18,002	$12,219	$(10,373)	$(68,020)
Provision (benefit) for income taxes	(2,079)	(38,168)	352	2,421	(99)
Total fixed charges	40,394	33,008	29,899	24,376	36,163

	$28,673	$12,842	$42,470	$16,424	$(31,956)

Fixed charges
Operating lease expense	$23,516	$10,860	$6,232	$6,100	$5,353
Factored at one-third	$7,839	$3,620	$2,077	$2,033	$1,784
Preferred stock dividends					4,395
Interest expense	32,555	29,388	27,822	22,343	29,984

Total fixed charges	$40,394	$33,008	$29,899	$24,376	$36,163

Ratio of earnings/(loss) to fixed charges	0.7x	0.4x	1.4x	0.7x	(0.9)x

(Deficiency)/ surplus in fixed charge coverage ratio	$(11,721)	$(20,166)	$12,571	$(7,952)	$(68,119)